EXHIBIT 3.1

AMENDMENT NO. 1

AMENDED AND RESTATED BYLAWS

OF

EPLUS INC.

Section 3.9 of the Amended and Restated Bylaws of ePlus inc. effective February 15, 2018 (the “Bylaws”), is hereby amended in its entirety, effective September 1, 2021, to provide as set forth below. Except as specifically set forth below, the Bylaws remain unchanged and in full force and effect.

ARTICLE III: BOARD OF DIRECTORS

SECTION 3.9 Quorum and Manner of Acting. Except as otherwise provided in these Bylaws, the Certificate of Incorporation or by applicable law, the presence of a majority of the authorized number of directors shall be required to constitute a quorum for the transaction of business at any meeting of the Board, and all matters shall be decided at any such meeting, a quorum being present, by the affirmative votes of a majority of the directors present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, provided any action taken is approved by at least a majority of the required quorum for such meeting. In the absence of a quorum, a majority of directors present at any meeting may adjourn the same from time to time until a quorum shall be present. Notice of any adjourned meeting need not be given. The directors shall act only as a Board, and the individual directors shall have no power as such. Notwithstanding the foregoing to the contrary, in the event of the existence of two or more vacancies of the Board of Directors, a minimum of two (2) directors shall constitute a quorum to transact any business of the Board.

Notwithstanding the provisions set forth above, without the prior consent of the Board, the Corporation shall not, and shall not cause any of its subsidiaries to:

(A) [RESERVED]

(B) [RESERVED]

(C)  except in the Ordinary Course of Business, sell, lease or otherwise dispose of or permit any subsidiary to sell, lease or otherwise dispose of, more than 20% of the consolidated assets of the Corporation and its subsidiaries (computed on the basis of book value, determined in accordance with generally accepted accounting principles consistently applied, or fair market value, determined by the Board in its reasonable good faith judgment) in any transaction or series of related transactions.